UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

View, Inc.

Full Name of Registrant.

Former Name if Applicable

195 S. Milpitas Blvd.

Address of Principal Executive Office (Street and Number)

Milpitas, CA 95035

City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

View, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2021 (“Second Quarter 10-Q”) within the prescribed time period because it requires additional time to complete the investigation described below. The Company is currently unable to predict when it will be able to file its Second Quarter 10-Q, and does not currently expect to file by the extended filing date pursuant to Rule 12b-25.

The Audit Committee of the Company’s Board of Directors (“Audit Committee”) recently began an independent investigation concerning the adequacy of the Company’s previously disclosed warranty accrual. The investigation is ongoing, and the Audit Committee continues to work diligently with independent counsel and advisors to complete the investigation as soon as possible. The Company cannot predict the duration of the investigation, eventual scope, its outcome, or its impact on the Company’s financial results or the Company’s assessment of its internal control over financial reporting for prior periods. As a result, the Company has not finalized its financial statements or its assessment of the effectiveness of its disclosure controls and procedures and internal control over financial reporting for the three and six months ended June 30, 2021. The Company expects that it will finalize its financial statements and file the related Second Quarter 10-Q as soon as practicable after the conclusion of the investigation.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the outcome of the Audit Committee investigation and the completion of matters necessary to permit the filing of the Second Quarter 10-Q. Forward-looking statements also include statements concerning revenue growth or expectations, the market adoption of the Company’s products, or its financial expectations, as well as words or phrases like “as soon as possible,” “as soon as practicable,” “expects,” “anticipates,” “predicts,” “timely,” or similar words that may be forward looking, or other passages that are relevant to expected future events, performances, and actions or that can only be fully evaluated by events that will occur in the future. These forward-looking statements are based on current expectations, estimates, assumptions, projections, and management’s beliefs, that are subject to change. There can be no assurance that these forward-looking statements will be achieved; these statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, many of which are beyond the company’s control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company’s business is subject to a number of risks which are described more fully in the Company’s definitive proxy statement filed with the SEC on February 23, 2021, which is incorporated by reference into its Current Report on Form 8-K filed on March 12, 2021. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bill Krause, Senior Vice President, General Counsel & Secretary	(408)	263-9200
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

See above description in Part III. Yes ☒ No ☐

View, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2021	By:	/s/ Bill Krause
Bill Krause Senior Vice President, General Counsel & Secretary